RT TECHNOLOGIES, INC.

2216 East Newcastle Drive

Sandy, Utah 84093

July 12, 2011

Tia L. Jenkins

Raquel Howard

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re:

RT Technologies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed April 15, 2011

File No. 001-33907

Dear Ms. Jenkins and Howard:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated June 23, 2011, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 8

Evaluations of Disclosure Controls and Procedures, Page 8

Comment 1

We note your statement that a “controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.”  Please revise to state clearly, if true, that your disclosure controls and procedures and designed to provide reasonable assurance of achieving their objectives and that your principal executive/ financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Response

We have modified the language to indicate the controls and procedures provide reasonable assurance levels.

Management’s Annual Report on Internal Control over Financial Reporting, page 8

Comment 2

We note that you have included an exception involving “the weaknesses of inadequate segregation of duties” to your statement that management has concluded that internal control over financial reporting was effective as of December 31, 2010.  Please explain to us how this complies with Item 308(a)(3) of Regulation S-K, which states that management is not permitted to conclude that the registrant’s internal control over financial reporting s effective if there are one or more material weaknesses in the registrant’s internal control over financial reporting.

Response

We have removed the exception and believe the segregation of duties is not material in light of the use of an outside CPA firm and the assets and business of the Company.

Tia L. Jenkins

Raquel Howard

United States Securities and Exchange Commission

Division of Corporate Finance

July 12, 2011

Comment 3

Please provide, in clear and unqualified language, the conclusions reached by your officer on the effectiveness of your internal control over financial reporting.  Please ensure that you refer to the weakness as a material weakness.  If you do not believe that inadequate segregation of duties results in a material weakness of internal controls please explain to us the basis for your belief.

Response

We have modified the language and do not believe the segregation of duties is material given we have all financial statements prepared by an outside CPA that handles the financial statements.  Additionally, given the Company’s lack of assets and revenue, we believe the current system does provide the reasonable assurances necessary.

Comment 4

If you have no material weaknesses and conclude that internal control over financial reporting is effective, tell us and revise to disclose the basis for your conclusion that disclosure controls and procedures are effective.

Response

We believe the internal controls over financial reporting are effective.

Change in internal control over financial reporting

Comment 5

We note that statement that “there have been no changes in internal control over financial reporting.”  Please revise to state, if true, that there have been no changes in internal control over financial reporting that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Response

We have revised the language.

The Company acknowledging that:

•  the company is responsible for the adequacy and accuracy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

RT TECHNOLOGIES, INC.

/s/ Michael Lami

President